SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2003

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Prudential plc Interim Report 2003

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Highlights

•	Total Group insurance and investment sales of £15.5 billion, up 8 per cent on first half of 2002

•	Total investment product funds under management of £28.2 billion, up 11 per cent from 2002 year end

•	Group insurance sales on an annual premium equivalent (APE) basis of £824 million, down 4 per cent

•	New business achieved profit of £303 million, down 18 per cent; over 70 per cent generated outside the UK

•	Interim dividend of 5.3 pence, with full year dividend expected to total 16 pence per share

(Comparisons above are quoted at constant exchange rates)

Contents

1	Results Summary
2	Group Chief Executive’s Review
3	Business Review
6	Financial Review
10	Achieved Profits Basis Results
11	Total Insurance and Investment New Business
12	Achieved Profits Basis Results
15	Statutory Basis Results
20	Independent Review Report Shareholder Information Sharedealing Facilities
ibc	How to Contact Us

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Prudential plc 2003 Unaudited Interim Results

Results Summary	Half Year
	ended 30 June				Full Year

	2003 £m		2002 £m		2002 £m

Achieved Profits Basis Results
UK and Europe Insurance Operations	174		337		524
M&G	38		34		71
Egg	(23)		1		(20)

UK and Europe Operations	189		372		575
US Operations	144		104		265
Prudential Asia	162		169		516
Other Income and Expenditure (including development expenses)	(98)		(102)		(223)

Operating profit from continuing operations before amortisation of goodwill and exceptional items	397		543		1,133
Amortisation of goodwill	(49)		(49)		(98)
Short-term fluctuations in investment returns	316		(661)		(1,406)
Effect of changes in economic assumptions	(487)		(22)		(467)
Profit on sale of UK general business operations	–		355		355

Profit (loss) on ordinary activities before tax	177		166		(483)

Operating earnings per share	13.8	p	18.4	p	42.8	p

Shareholders’ funds	£7.1	bn	£8.05	bn	£7.2	bn

Statutory Basis Results
Operating profit before amortisation of goodwill and exceptional items	172		317		432
Profit on ordinary activities before tax	195		471		484
Operating earnings per share	6.3	p	11.4	p	15.8	p
Shareholders’ funds	£3.7	bn	£4.1	bn	£3.7	bn

Dividend Per Share	5.3	p	8.9	p	26.0	p

Insurance and Investment Funds under Management	£162	bn	£159	bn	£155	bn

Banking Deposit Balances under Management	£8.0	bn	£8.3	bn	£8.7	bn

Operating profit includes investment returns at the expected long-term rate of return but excludes amortisation of goodwill and exceptional items.
The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout the Interim Report.

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Group Chief Executive’s Review

The first half of 2003 was the harshest operating environment for life insurers in the UK and the US for a long time. Against this backdrop Prudential delivered a solid set of results, demonstrating the benefits of our strategy of international diversification in markets with strong growth prospects.

Our Asian business continued to see strong and profitable growth despite the occurrence of SARS and some economic weakening. But in the US and UK, the economic climate, with the lowest long-term interest rates since the 1960s and volatile equity markets, has affected our insurance businesses. These factors have reduced retail investor demand in these markets and put pressure on pricing. However, as in the past, we continued to focus on return on capital and put the value of new business ahead of volume.

The remainder of 2003 will continue to be challenging. But, looking further forward, as economics improve, particularly in the US and UK, retail confidence will return and we are well placed to grow and gain market share. This effect will be magnified in the US and UK markets where we will also see significant consolidation.

To take advantage of these opportunities it is important that we retain financial flexibility and use our capital efficiently to optimise future growth. This is especially important following the reduction in the Group’s cash flows of approximately £100 million per annum as a result of previously announced cuts in UK bonus rates.

Dividend
In February, we said that we would review our dividend. Since then the Board has determined a dividend policy which will reflect our operating cash flows and, crucially, our strategy to invest in the business for long-term growth.

Our work has confirmed our belief in the value of all our businesses in the UK, the US and Asia and we have no plans to dispose of any of them. Their diversity gives us the flexibility and versatility to respond to different market conditions by directing our capital resources to the most attractive markets and products.

The interim dividend will be 5.3 pence per share, and for the full year, we expect to pay a total dividend of 16 pence per share. The Board believes that this reflects an appropriate balance between the cash generated by the Group, the ability to finance growth, the cost of finance and dividends to shareholders. It is the Board’s intention to grow the dividend from this new base. The level of growth will be determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium term.

Group Results
Total Group insurance and investment sales increased by 1 per cent to £15.5 billion, while new business achieved profit declined by 24 per cent to £303 million in the first half of 2003, reflecting lower sales volumes in the UK and US and our expectation of lower nominal returns in the future. Without the effect of a depreciation in the US and leading Asian currencies relative to sterling, new business achieved profit was down 18 per cent.

Prudential Corporation Asia
Prudential Corporation Asia maintained its strong track record of delivery during the first half of 2003, continuing to show the highest growth rates and returns in the Group and contributing £123 million new business achieved profit. Asia remains an attractive market and we intend to maintain our investment in its long-term development. Net investment in the first half of 2003 was £56 million, and we expect to invest approximately £100 million net for this year and the next two, at which time the net capital requirement will drop significantly in 2006.

Jackson National Life
Despite difficult market conditions in the US, due to a combination of very low interest rates and consumer uncertainty about equity markets, Jackson National Life (JNL) delivered £94 million new business achieved profit. JNL is one of the few providers to have a significant market position across the range of fixed, variable and equity-indexed annuity products. In the short term, JNL will continue to focus on delivering value from retail markets while actively managing capital. It is well positioned to take advantage of any upturn in the market and to participate, in due course, in the inevitable consolidation in the industry.

Prudential UK
The UK savings market is currently the most challenging in which we operate. Volatile equity markets, low interest rates and the continuing debate on the future of the industry have caused consumers’ appetite for medium to long term savings to remain weak. In this context, Prudential UK delivered new business achieved profit of £86 million primarily due to its lower with-profit bond sales. However, there was strong growth in APE sales of corporate pensions through direct channels, up 14 per cent, and individual annuities, which increased by 24 per cent. We believe that the long-term demographics are attractive and, with its strong brand and strong life fund (our free asset ratio has improved from 8.4 per cent at December 2002 to 8.9 per cent at June 2003) Prudential UK is well positioned to take advantage when recovery occurs. At present, the business is focused on sustaining its financial strength, developing profitable products, strengthening and diversifying its distribution capability and driving down unit costs.

M&G
In a difficult period for the fund management industry, M&G increased its operating profit by 12 per cent to £38 million and UK investment funds under management increased by 10 per cent from the 2002 year end. This reflects its effective cost control and the strengths of its diversified product range in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

Egg
Egg UK continued to grow strongly, showing a profit of £37 million (up from £12 million in first half of 2002). It gained another 340,000 net new customers bringing the total number to 2.9 million. Compared to the first half of 2002, unsecured lending balances increased by 42 per cent to £3.95 billion and there was personal loan net balance growth of £340 million. Egg is investing in the development of its French business and, as it did with its UK model, will monitor both the performance of the business and the market environment. The increased investment in France resulted in a total Egg group loss of £23 million in the first half.

Outlook
While we are cautious about the economic environment and therefore prospects for growth for the remainder of 2003, we are optimistic for the medium to long term. We are well positioned across the markets in which we operate. The balance and diversity of the Group will enable us to generate attractive returns for shareholders.

Jonathan Bloomer
Group Chief Executive
28 July 2003

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Business Review

UK and European Insurance Operations
The UK savings market continued to be the most challenging in which Prudential operates, with market conditions continuing to adversely affect customers’ appetite for investment based products. In particular the with-profit bond market significantly contracted, with sales across the industry in the first quarter of 2003 nearly 75 per cent lower than the same period in 2002.

Half year sales of £329 million on the annual premium equivalent (APE) basis were 18 per cent lower than the comparative period in 2002, largely due to the reduction in sales of with-profit bonds. Excluding with-profit bond sales, Prudential’s UK and European Insurance Operations recorded APE sales 9 per cent higher than 2002 reflecting continued strong sales of individual annuities.

New business achieved profit (NBAP) of £86 million was 41 per cent lower than 2002, and on a like-for-like basis (after applying revised economic assumptions) was 37 per cent lower. This was due to a combination of lower new business sales, and reduced new business margins of 27 per cent compared to 37 per cent for first half 2002. Margins were adversely affected by the mix of business sold, with reduced with-profit bond sales and lower expectations for future investment returns.

Prudential believes that the long-term demographics within the UK savings market are attractive and that it is well positioned for market recovery. Market share is increasingly concentrated among a few large providers. To take advantage of this concentration, Prudential is focused on sustaining its financial strength and brand recognition, developing profitable product segments, strengthening and diversifying distribution capability and driving down unit costs.

The free asset ratio of the Prudential Assurance Company long-term fund was approximately 8.9 per cent on the statutory basis at the end of June 2003 (without taking account of future profits), slightly higher than at the end of 2002. On the realistic basis the fund is stronger. During the first six months of 2003 Prudential’s with-profits fund earned a return of 6.7 per cent, compared with a 4.5 per cent return on the FTSE 100 share index. This compares with a return on the long-term fund of negative 8.1 per cent for the 2002 full year and negative 2.6 per cent for the equivalent period last year.

Sales through direct channels were £178 million (APE), 14 per cent higher than the equivalent period in 2002. This reflects considerable success particularly in selling individual annuities. Sales of corporate pensions through direct channels were £95 million (APE), 14 per cent higher than 2002 as a result of strong sales through employer sponsored schemes. These have more than doubled over the last 12 months.

Total sales of single premium individual annuities were up 23 per cent to £866 million compared with the same period last year. Prudential believes it is the market leader in the important and growing market for the provision of annuities and that it has increased its market share over the last 12 months.

Recent partnership agreements with Abbey National, to sell with-profit bonds, and with Zurich, to underwrite annuities, resulted in sales of £45 million for the half year. These sales were in line with Prudential’s expectations, given current market conditions, and it continues to work with its partners to build on this base.

Intermediated sales on the APE basis of £143 million were 39 per cent lower than the comparative period in 2002, reflecting a considerable reduction in sales of with-profit bonds. Prudential has not been alone in experiencing these sales reductions and consequently at the end of March 2003 had retained its position as a leading distributor of with-profit bonds through IFAs. Sales of other products through the IFA channel were 6 per cent higher than 2002 principally reflecting a 25 per cent increase in single premium individual annuity sales.

Prudential understands the Government’s objectives in the promotion of 100:0 funds for the smoothed investment fund option. However, the 100:0 structure and smoothing requirements mean that new shareholder capital will be needed to back these products, and it remains to be seen in the current climate how many companies will be prepared to provide this. We are also concerned that with the level of ‘smoothed returns’ available, funds might fail to meet customers expectations.

Prudential is pleased that life companies will still have the ability to run, market and promote products based on a 90:10 fund outside the Sandler suite as these have provided, and will continue to provide, stable returns for the consumer at a critical time for the long-term savings culture in the UK.

Prudential UK’s strategy is to focus on its core product lines. The extension of the annuities product range through the launch of the equity release product with Northern Rock reflects this strategy.

In November 2001 Prudential UK announced a target for cost savings of £175 million and in July 2002 increased this target to £200 million. Strong progress has been made in the first half of 2003 and £155 million of savings have been delivered to date, with an annualised value of £180 million. Prudential is on schedule to deliver £200 million of annualised cost savings by the end of 2003 (£175 million of actual savings). These savings are vital to ensuring the operating base is sustainable in the current challenging market environment.

In May 2003 Prudential UK opened a customer service centre in India. The centre, which currently employs over 200 people, is expected to be fully operational in the first half of 2004. This initiative is expected to result in approximately £16 million of additional gross cost savings per annum by the end of 2006, of which it is estimated approximately £4 million per annum (on an achieved profits basis) will be attributable to shareholders.

Early in 2002 Prudential reviewed the strategy for its long-term business within continental Europe. This review concluded that an organic strategy based on investment in the German and French markets would be unlikely to meet return on capital targets. As a result, in January 2003 Prudential completed the sale of its German life business for £82 million. In June 2003, Prudential announced that it would cease writing new insurance business in France beyond the end of the year. Prudential will continue to administer existing policies and provide customer support to policyholders in France.

Prudential UK expects the remainder of 2003 to be as difficult as the first half, but believes it is well positioned to take advantage of the recovery in the savings market when it occurs.

M&G
Against an exceptionally difficult operating environment, M&G delivered total profit for the first six months of the year of £38 million, a 12 per cent increase on the same period last year. This reflects M&G’s strengths in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance, combined with a broad distribution base. The result was achieved despite the FTSE All-Share Index averaging 632 points (25 per cent) less in the first half of 2003 compared to the same period in 2002 leading to lower gross revenues.

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Business Review continued

M&G outperformed the industry with gross retail inflows of £610 million, down 10 per cent on the first half of 2002. This compares with an 18 per cent fall across the industry according to the latest figures from the Investment Management Association (IMA) to the end of May and reflects retail investors’ continuing concerns about stock markets and geopolitical events.

M&G’s net retail fund inflows also fell, down 19 per cent to £130 million. However, the latest IMA figures also show that M&G has increased its market share of net sales in the distribution channels in which it operates from 4 per cent in 2002 to 7 per cent in 2003. This increase in market share reflects M&G’s strong retail brand, improved fund performance, diversified distribution strategy and focus on fund retention. M&G is the UK’s second largest retail fund manager in terms of assets under management according to figures published by the IMA, as at 31 May 2003.

The success of M&G’s new brand positioning, first introduced in January 2002, has received both national and international recognition and has now won 13 marketing and advertising industry awards. In addition, M&G’s customer service continues to be ranked as one of the best in the fund management industry and earlier this year M&G’s telemarketing team was named best inbound contact centre at the National Sales Awards.

M&G has continued to develop its position as a leading innovator in fixed income and private finance and to leverage these skills to create diversified, enhanced yield products which can be marketed externally. M&G’s strategic decision three years ago to exit balanced and equity institutional pension fund management and focus on fixed income and pooled pension funds has continued to bring significant benefits as the industry moves towards more specialist offerings. In addition, M&G’s scale in fixed income and its strong market position have enabled it to enter transactions to earn additional profit and bring significant benefits to client portfolios. Net institutional fund inflows for the first six months of the year were £704 million.

Egg
Egg announced its interim results on 23 July. Egg is an innovative financial services company, providing a range of banking and financial services products primarily through its internet site.

The UK business is growing strongly, attracting another 340,000 customers in the first half of the year taking the total to 2.9 million. Unsecured lending balances of £3.95 billion are up 42 per cent on prior year balances with a £650 million increase for the first half of 2003. Personal loan sales have been particularly successful with disbursements of £711 million, and net balance growth of £340 million, almost five times the level of net balance growth achieved in the first half of 2002. Looking at the second quarter of 2003 in particular, revenues exceeded £100 million in the quarter for the first time with strong growth in fees and commissions, especially from cross selling insurance products to new loan and card customers.

Egg UK contributed a profit before tax of £37 million in the period. This represents excellent progress in an increasingly competitive market.

In France, while there were encouraging signs with both card usage and percentage of balances that revolve trending upwards in line with Egg’s forecasts and brand awareness now being a very creditable 77 per cent, sales volumes were lower than plan. Egg continues to closely monitor performance having regard to its planned investment of €300 million (£209 million).

Jackson National Life
During the first half of 2003 Jackson National Life (JNL) continued to focus on retail markets and, despite the lowest interest rates since the 1960s and volatile equity markets, delivered strong results. JNL is one of only a few providers in the United States to have a significant market position across the range of fixed, variable and equity-indexed annuity products. It also offers life and stable value products.

In the first half of 2003 JNL recorded total retail sales of £2.0 billion, 32 per cent higher than the same period of 2002 at constant exchange rates, driven by strong sales of variable annuities. At reported exchange rates total retail sales were up 18 per cent. Total sales were down 5 per cent on prior year at constant exchange rates (15 per cent at reported exchange rates) due to lower levels of stable value business, reflecting JNL’s increased focus on retail sales, consistent with its strategy of maximising returns on capital.

At constant exchange rates, new business achieved profit fell by 10 per cent on prior year to £94 million (20 per cent at reported exchange rates), due to lower APE sales and a fall in margin from 39 per cent to 37 per cent. The fall in margin was principally due to the net impact of economic assumption changes. Relative to the first half of 2002, the US dollar has depreciated by 10 per cent relative to the pound.

Despite the continued difficult market conditions, JNL recorded excellent variable annuity sales. Total sales of £910 million were up 110 per cent at constant exchange rates in the first half of 2003 (88 per cent at reported exchange rates). As expected in volatile equity markets, a significant proportion of variable annuity investors continue to elect the fixed account option, with 57 per cent of variable annuity sales going into fixed accounts during the first half of 2003, compared with 58 per cent during the full year 2002.

Fixed annuity sales of £953 million were 1 per cent higher than prior year at constant exchange rates, (9 per cent lower at reported exchange rates). The market benefited from continued consumer preference for guaranteed returns, with JNL benefiting from its strong position in bank and independent agent distribution channels. In the current low interest rate environment, JNL continues to enjoy greater flexibility as a result of its strategy to sell products with annually resettable crediting rates. Over 94 per cent of JNL’s existing in force fixed annuity book has annually resettable crediting rates.

Stable value product sales for the first half of 2003 of £465 million were 56 per cent down on prior year at constant exchange rates (61 per cent at reported exchange rates). This was in line with JNL’s previously stated position of primarily focusing on retail sales throughout 2003.

In March 2003 JNL began operating in the Registered Investor Adviser (RIA) channel, with the launch of Curian Capital, LLC, which provides innovative fee-based separately managed accounts and investment products to advisers through a state-of-the-art technology platform. The RIA market began as a service offered to high net worth investment clients, providing institutional-quality management, custom portfolios and tax services. However, the industry has evolved to offer personalised investment advice, quality money management, good returns and reasonable costs to a broader range of clients. Curian Capital, LLC will enable advisers to manage clients’ assets more efficiently and economically and therefore can serve customers with smaller amounts to invest. The launch into this channel further expands JNL’s distribution reach and Curian Capital now has approximately $70 million funds under management.

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While JNL delivered a strong performance in the first half of 2003 Prudential anticipates testing market conditions in the months ahead, reflecting both the low interest rate environment and the volatile equity markets. Looking to the second half of 2003, given current interest rates sales of fixed annuities, which require a greater degree of capital, are expected to be less than the record levels achieved during the second half of 2002. JNL will continue to focus on delivering value from retail markets while actively managing its capital.

Prudential Corporation Asia
Prudential Corporation Asia (PCA) maintained its strong track record of delivery during the first half of 2003 despite slower regional economic growth, the impact of SARS and the weakening of a number of Asian currencies relative to sterling.

Sales of insurance products on the APE basis for the first half of 2003 increased 26 per cent to £243 million compared with the first half of 2002 at constant exchange rates (12 per cent at reported exchange rates). APE sales of £110 million in the second quarter of 2003 slowed compared with the first quarter’s £133 million, principally due to the impact of SARS in Taiwan.

NBAP of £123 million was up 3 per cent on the first half of 2002. However, at reported exchange rates NBAP was down 9 per cent. The average new business margin reduced from 60 per cent at the full year 2002 to 51 per cent for the first half of 2003 principally reflecting a revision to economic assumptions, together with a combination of product and country mix effects.

PCA’s seven smaller life operations (China, India, Indonesia, Korea, the Philippines, Thailand and Vietnam) continued to build scale very successfully and APE sales increased by 53 per cent compared with the same period last year. Prudential’s Indonesian Life operation was recently named as the country’s ‘Best Insurance Company’ by Business Indonesia and ICICI-Prudential Life is now the leading private sector life company in India by new business market share.

Total investment funds under management in Asia at 30 June 2003 were £5.9 billion, up from £5.2 billion at 31 March 2003 reflecting strong net inflows of over £700 million. PCA’s current mutual fund mix also reflects market conditions with customers preferring money market and bond funds to equity based ones.

The impact of SARS on PCA’s half year results, aside from new business in Taiwan, was not material. In Taiwan APE sales in the second quarter were £18 million, versus £47 million in the first quarter. APE sales in Hong Kong for the second quarter 2003 actually increased strongly, up 47 per cent compared with the first quarter. Although PCA experienced a small number of SARS related claims, total claims remained within the expected range and achieved profit claims experience variances for the first half of 2003 have improved over 2002.

However, the longer term impacts of SARS on the region’s economies remain uncertain at this stage as much depends on how quickly key industries such as tourism recover. PCA expects the second half of 2003 to remain challenging and does not anticipate that the shortfall in Taiwanese life sales in the first half of 2003 will be fully recovered in the second half.

PCA plans to launch its new Beijing life operation joint venture with CITIC in August 2003, leveraging the success of its Guangzhou operation that launched in October 2000. It will be the first foreign life insurance joint venture to operate in Beijing.

Overall PCA’s strategy remains firmly in place and its focus continues to be on securing long term, profitable and sustainable growth.

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Financial Review

Insurance and Investment New Business
Prudential continued to benefit from the strength of its international operations with total new business inflows reaching £15.5 billion, 8 per cent ahead of the comparative period last year on constant exchange rates despite difficult market conditions. At reported exchange rates total new business inflows were up 1 per cent.

Total insurance sales were down 14 per cent at constant exchange rates to £5.1 billion, while sales on the annual premium equivalent (APE) basis were down 4 per cent at constant exchange rates to £824 million compared with the same period last year. At reported exchange rates total insurance sales were down 19 per cent and APE insurance sales were down 10 per cent.

Total investment products funds under management increased by 11 per cent in the six months to £28.2 billion with net investment inflows of £1.46 billion and net market and other movements of positive £1.24 billion. Gross investment inflows increased 14 per cent to £10.4 billion but net investment inflows fell 33 per cent. Net investment inflows in Asia were £628 million, down 9 per cent while total net investment inflows by M&G were £834 million, a 44 per cent decline over the prior year. At constant exchange rates net investment inflows were down 30 per cent.

New Business Achieved Profit (NBAP)
Group NBAP from insurance business of £303 million was down 18 per cent on the prior year at constant exchange rates, reflecting lower sales volumes in the US and UK and lower margins. The average Group new business achieved profit margin fell from 40 per cent for the 2002 full year to 37 per cent. At reported exchange rates, NBAP was down 24 per cent.

During the first half of 2003, over 70 per cent of the Group’s NBAP was generated from its overseas operations compared with 64 per cent for the first half of 2002.

UK and European Insurance Operations new business achieved profit of £86 million was 41 per cent lower than the equivalent period in the prior year, reflecting lower sales and an adverse sales mix as a result of disproportionately lower sales of higher margin with-profit bonds.

Margins for the UK and European long-term businesses were 27 per cent compared with 37 per cent for the first half of 2002.

Although the aggregate margin was adversely affected by mix, annuity margins increased significantly over the past two years reflecting the volume of business being written in Prudential Retirement Income Limited (PRIL), Prudential’s shareholder backed annuity company owned by the Prudential Assurance Company’s (PAC) shareholder fund. In the first six months of the year, NBAP from annuities accounted for nearly half of total UK NBAP. At present Prudential writes 97 per cent of its bulk annuities and 27 per cent of its individual annuities in PRIL. The remainder are reinsured into Prudential Annuities Limited, which is a subsidiary of the PAC 90:10 fund.

Prudential’s focus on profitable corporate pensions resulted in its contribution to NBAP increasing from 14 per cent for the first half of 2002 to over 20 per cent for the first half of 2003.

As a result of the lower level of total sales, higher margin Department of Work and Pensions rebates in respect of contracted out pension business, primarily recorded in the first quarter of the year, represent a significantly higher proportion of total sales. Consequently if the current mix is maintained, margins will remain under pressure.

JNL new business achieved profit fell by 10 per cent on prior year at constant exchange rates to £94 million (20 per cent at reported exchange rates due to a 10 per cent depreciation in the US dollar relative to the pound), due to lower APE sales and a fall in margin from 39 per cent to 37 per cent. The fall in margin was principally due to the net impact of economic assumption changes, including reductions in the projected fund earned and crediting rates, lower spread assumptions for Equity Indexed Annuities and a reduction in the separate account return assumption for variable annuity business. Fixed annuity spread assumptions have improved slightly, in line with current experience.

New business achieved profit in Asia of £123 million was 3 per cent higher than 2002 at constant exchange rates. However at reported exchange rates NBAP was down 9 per cent. Average new business margin reduced from 60 per cent for the full year 2002 to 51 per cent for the half year 2003. This reflects a revision to economic assumptions, which had a 5 per cent adverse impact on the average margin, combined with changes to the product and country mix in Asia, which each adversely impacted the average margin by 2 per cent.

During the first half of 2003 Prudential Corporation Asia (PCA) reviewed the economic assumptions underpinning the new business achieved profit calculations and in light of current economic conditions increased the differential between risk free rates and assumed discount rates, and revised a number of fund earned rate assumptions. As a result and as a consequence of a change in country mix in Asia, the weighted risk discount rate for PCA increased from 9.6 per cent for full year 2002 to 10.5 per cent for the half year 2003.

Investment market conditions in the first half of 2003 have also meant that an increased number of customers preferred traditional products to unit-linked products. Consequently, PCA’s proportion of NBAP from traditional products increased from 21 per cent for the full year 2002 to 29 per cent for the first half of 2003.

In-Force Achieved Profit
UK and European Insurance Operations in-force profit of £88 million was down 54 per cent on the first half of 2002, reflecting lower expected returns from the in-force business as a result of reduced assumptions for future investment returns and bonus rates. In addition a £50 million charge for changes to persistency assumptions for personal pensions has been made reflecting negative persistency experience on business originally sold through the now closed direct sales force channel. Prudence Bond surrenders increased in January and February and this is reflected in a negative persistency charge of £17 million. Experience has improved since and consequently no change in assumption is necessary. No significant adjustment has been made for mortality experience, as Prudential is already pricing at the Continuous Mortality Investigation bureau mid intensity cohort projection.

The US in-force result of £41 million is up from the half year 2002 result of negative £23 million. This improvement is primarily due to a revision to the unit expense assumption which resulted in a £56 million charge being recorded in the first half of 2002. There were no operating assumption changes for the first half of 2003.

As in previous periods, defaults and impairments on bonds are recognised in operating profit on a five-year average basis, with a charge for the first half of 2003 of £77 million, compared with a £71 million charge for the first half of 2002. Actual losses for the first half of 2003 were £57 million and compared favourably to £158 million in the first half of 2002. The 2003 losses include £20 million relating to Ahold and Healthsouth. The £77 million charge for the first half of 2003 is £38 million higher than the long term default assumption.

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The US in-force result has also benefited from a reduction of £31 million in negative spread variance to negative £21 million, offset by the fall in the unwind of discount.

PCA’s in-force profit (before development expenses) has increased from £34 million for the first half of 2002 to £39 million for the first half of 2003. The unwind of discount of £55 million is partially offset by net experience variances of £16 million. These variances principally reflect adverse cost variances in PCA’s newer operations as they build scale.

Non-insurance Operations
M&G increased its profit to £38 million from £34 million for the first half of 2002. Despite the FTSE All-Share Index averaging 632 points (25 per cent) less in the first half of 2003 compared to the same period in 2002, M&G increased its profit due to the diversified nature of its revenues, a growing contribution from its market leading fixed income business, strong net sales and effective cost control. M&G has not recognised any performance-related fee in respect of its management of the Prudential Life Fund at the half year. The fee is based on the performance of the fund over a three-year period relative to its benchmark and will not be determined until the end of the year.

Egg’s UK banking operation generated a profit of £37 million for the first half of 2003, an increase of £25 million on prior year. Egg’s UK banking operation is now an established business, with over 2.9 million customers and continues to grow strongly acquiring 340,000 new customers in the first half of 2003. Egg’s international businesses recorded a loss of £52 million, including £49 million of losses related to the recently launched Egg France operation. Including Egg France and Egg’s other operations, the total loss for the first six months was £23 million versus a profit of £1 million in the first half of 2002. Egg’s results were presented in their own report issued on 23 July.

National Planning Holdings, Prudential’s US broker-dealer, and PPM America, Prudential’s US fund manager, together delivered profits of £9 million, broadly in line with the first half of 2002.

Development expenses of £12 million relate to PCA’s operations and include £7 million in relation to the development of the Japanese life business.

Other net expenditure remained constant at £86 million with interest payable on core debt of £67 million and Group corporate expenses (including PCA head office costs) of £31 million, partially offset by other income of £12 million.

Achieved Profit – Profit Before Tax
Total achieved profit before tax and minority interests was £177 million compared with £166 million for the first half of 2002. This reflects a decline in operating profit from £543 million to £397 million due largely to lower NBAP described earlier.

The total achieved profit for the first half of 2003 also includes an adjustment for short-term fluctuations in investment returns of positive £316 million offset by changes in economic assumptions of negative £487 million.

Consistent with prior year the achieved profits basis results for long-term business are prepared in accordance with the ABI guidance for achieved profits reporting. This guidance requires the economic assumptions used for the projection of cash flows to be on an ‘active’ basis, that is primarily based on appropriate government bond returns at each period end. The effects of changed assumptions caused by movements in bond returns are reflected in the profit reported for the half year to June 2003.

The active basis is applied to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$ denominated business in Hong Kong). Assumptions in other Asian countries continue to be based on an assessment of long-term economic conditions.

The UK and European Insurance Operations short-term investment return variance largely relates to the Life Fund and reflects the difference between an actual investment return for the first half of 2003 of positive 6.7 per cent and a long term assumed return of 3.2 per cent for the half year. This has resulted in a positive variance of £195 million. The UK and Europe total achieved profit result was also affected by revisions to the economic assumptions resulting in a £104 million charge against total achieved profit. This reflects reductions in expected future investment returns partially offset by reductions in the risk discount rate. As in previous years, UK economic assumptions including risk discount rate and the investment return are linked to the yield on the 15 year gilt index which has reduced during the first half of 2003.

The US total achieved profit result includes a positive short-term investment return variance of £54 million, of which £35 million relates to changed expectations of future profitability on variable annuity business in force due to the actual separate account return exceeding the long term return reported within operating profit. In addition the short-term investment return variance includes £19 million in respect of the excess of the actual investment return over the investment return included in operating profit for the period. The US total achieved profit result was also affected by revisions to the economic assumptions of negative £167 million. This primarily reflected the reductions in the projected fund earned and crediting rates on in-force business which result in lower projected policyholder liabilities on which future spread will be earned, offset by a reduction in the risk discount rate.

The PCA result includes positive short-term fluctuations in investment return of £67 million offset by the impact of economic assumption changes of £216 million during the first half of 2003. The economic assumption changes are principally a prudent increase in the differential between the risk free and assumed discount rates reflecting current market conditions and a revision to the long term investment return assumptions. Economic assumption changes also include the impact of the introduction by the regulator of a Risk Based Capital regime in Taiwan.

Achieved Profit – Profit After Tax
Profit after tax and minority interests was £76 million. The tax charge of £106 million compares with a tax credit of £34 million for the first half of 2002, which reflected the utilisation of capital losses available to the Group. Minority interests in the Group results were a credit of £5 million.

Modified Statutory Basis – Operating Profit
Group operating profit before tax on the modified statutory basis (MSB) was £172 million, £128 million lower than for the first half of 2002 at constant exchange rates. At reported exchange rates, the profit was down £145 million.

UK and European Insurance Operations operating profit for the first half of 2003 was £133 million, 38 per cent lower than 2002. This reflected a reduction of £76 million as a result of previously announced lower with-profits bonus rates.

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Financial Review continued

The US Operations operating profit of £86 million for the first half of 2003 was £48 million lower than prior year at constant exchange rates (£64 million at reported exchange rates). This was primarily due to increased average realised bond losses, higher deferred acquisition cost (DAC) amortisation, reduced fee income and development costs at Curian Capital, LLC.

The Guaranteed Minimum Death Benefit (GMDB) provisions held by the US operations on variable annuity products were reviewed and strengthened at the end of 2002. In addition, an increase to the recurring charge was required in respect of GMDB, which is included within the result for the first half of 2003.

The amortisation of variable annuity DAC for the first half of 2003 was in line with that expected at year end 2002. As previously disclosed at year end, this amortisation is calculated using a long-term return assumption which is implemented through the use of a mean reversion methodology. If the mean reversion was eliminated as of 30 June 2003, the variable annuity DAC carrying value would be reduced by approximately £24 million. Should these assumptions not be met in future periods, a further increase in variable annuity DAC amortisation may be required.

PCA’s operating profit, before development expenses and PCA head office costs, was £36 million for the first half of 2003 compared with £16 million for the same period in 2002. PCA’s more established life operations (Singapore, Hong Kong and Malaysia) saw MSB operating profits increase by 51 per cent to £40 million compared with the first half of 2002. However, these profits were offset by losses at some of PCA’s newer operations as these operations continue to build scale.

Looking forward, Prudential anticipates higher costs in PCA during the second half of 2003 reflecting further brand, marketing and infrastructure costs combined with the impact of new business strain.

Modified Statutory Basis – Profit Before Tax
MSB profit before tax and minority interests was £195 million for the first half of 2003, compared with £471 million for the first half of 2002. This decline principally reflected lower operating profit and the impact of the profit on the sale of UK general insurance operations that was recorded in the first half of 2002 (£355 million). Short-term fluctuations in investment returns were positive £72 million compared to negative £152 million in 2002. Amortisation of goodwill was £49 million, in line with prior year.

Modified Statutory Basis – Profit After Tax
MSB profit after tax and minority interests was £139 million, reflecting a tax charge of £61 million, and a credit in respect of minority interests of £5 million. The effective rate of tax on total profit in 2003 was 31 per cent, compared with 11 per cent for the first half of 2002. The 2002 tax charge benefited from the utilisation of capital losses available to the Group.

Earnings and Dividend Per Share
Earnings per share based on achieved operating profit after tax and related minority interests but before amortisation of goodwill were down 4.6 pence to 13.8 pence. Earnings per share on an MSB basis were down 5.1 pence to 6.3 pence.

The interim dividend per share of 5.3 pence represents an approximate reduction of 40 per cent, and will be paid on 31 October 2003.

Cash Flow
The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the FRS 1 statement required in the financial statements.

	H1 2003	H1 2002
	£m	£m

UK life fund transfer*	286	324
Cash remitted by business units	66	139

Total cash remitted to Group	352	463
Interest	(76)	(71)
Dividends paid	(341)	(332)

Cash remittances after interest and dividends	(65)	60
Tax received (paid)	40	(6)
Equity (scrip dividends and share options)	21	19
Corporate activities	44	(12)
Proceeds from sale of UK general insurance
operations	0	386

Cash flow before investment in businesses	40	447
Capital invested in business units:
Asia	(82)	(59)
Other business units	(9)	(34)

Plc cashflow post dividends paid	(51)	354

Increase (decrease) in debt (pre-foreign
exchange)	51	(354)

*In respect of prior year bonus declarations

The Group received £352 million in cash remittances from business units in the first half of 2003 (2002: £463 million) comprising the shareholders’ statutory life fund transfer relating to earlier bonus declarations, together with dividends and interest from subsidiaries. After dividends and interest paid, there was a net outflow of £65 million (2002: £60 million net inflow). The Group also received £44 million from corporate activities, and together with the proceeds of equity issuance and group relief, this gave rise to a total net surplus of £40 million (2002: £447 million including £386 million cash proceeds arising from the sale of the UK general insurance operations). During the first half of 2003 the Group invested £91 million (2002: £93 million), primarily in its Asian operations. In aggregate this gave rise to a financing requirement of £51 million (2002: £354 million excess) which was satisfied through an increase in net core debt.

Shareholders’ Borrowings and Financial Flexibility
Net core structural borrowings at 30 June 2003 were £2.3 billion, £0.1 billion up on the 2002 year end position. This reflects the net cash outflow of £51 million referred to earlier.

Prudential continues to manage its balance sheet efficiently with regard to both ratings and capital efficiency and manages its interest cover and gearing ratios to AA rating levels.

In the first half of 2003 Prudential issued a US$1 billion Perpetual Subordinated Bond in Asia to optimise its balance sheet structure and financial flexibility. The Asian retail market has recently experienced strong demand for this type of security and Prudential achieved the lowest pricing yet for this type of transaction as a result of the demand among Asian

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investors for its paper. The coupon on the bond was 6.5 per cent which has now been swapped into floating rate payments at 3 month $US LIBOR + 80 basis points. This gives a current after tax rate of 1.3 per cent (1.83 per cent pre tax). The proceeds of the issue have been used to refinance existing senior debt, primarily commercial paper.

Prudential maintains the capacity to borrow up to £500 million of senior debt or commercial paper as needed. In addition, the Group has access to £1.3 billion committed bank facilities provided by 13 major international banks and a £500 million committed securities lending liquidity facility. These facilities have not been drawn on this year.

Prudential enjoys strong debt ratings from both Moody’s and Standard & Poor’s. It has a long-term debt rating of A2 and AA- respectively, while short-term ratings are P-1 and A-1+.

Funds Under Management
Insurance and investment funds under management across the Group at 30 June 2003 totalled £162 billion, compared with £155 billion at the end of 2002. The total includes £136 billion of Group internal funds under management and £26 billion of external funds under management.

Shareholders’ Funds
On the achieved profits basis, which recognises shareholders’ interest in long-term businesses, shareholders’ funds at 30 June 2003 were £7,101 million, a decrease of 1 per cent since 31 December 2002. The decrease principally reflects adverse economic assumption changes and exchange rate movements, offset by operating profits net of tax and dividends, and positive short-term fluctuations in investment returns.

Statutory basis shareholders’ funds, which are not affected by fluctuations in the value of investments in the Prudential Assurance Company (PAC) long-term fund, were largely unchanged from the year end at £3,667 million.

Financial Strength of Insurance Operations
A common measure in the UK of the financial strength of long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. The free asset ratio of the PAC long-term fund was estimated as 8.9 per cent at the end of June 2003 compared with 8.4 per cent at the end of 2002, and has been calculated on the statutory basis.

The valuation has been prepared on a conservative basis in accordance with the Financial Services Authority (FSA) valuation rules, and without use of implicit items. No credit has been taken for the present value of future profits. The PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £69 million which were transferred from the Scottish Amicable Life linked fund following a reorganisation at the end of 2002.

As a result of the FSA’s initiative to bring forward the implementation of realistic solvency, Prudential, along with a number of other insurers, received waivers in respect of certain solvency rules from the FSA allowing it to move towards the new basis. Prudential has applied to the FSA to extend these waivers. This is entirely in the normal course of business and Prudential expects the FSA to respond in due course. Prudential has managed its long-term fund on a realistic basis for a number of years and, as a result, does not expect any change to the investment strategy of the fund.

All the long-term funds in the Group remain well capitalised, with the PAC long-term fund being rated AA+ by Standard & Poor’s and Aa1 by Moody’s.

Given current market conditions, Prudential does not anticipate any reattribution of the surplus assets within the PAC long-term fund in the near future. However, at the end of 2002 the value of these assets was around £5 billion and Prudential estimates that this balance had increased slightly at 30 June 2003.

Philip Broadley
Group Finance Director
28 July 2003

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Achieved Profits Basis Results

Summarised Consolidated Profit and Loss Account	Half Year
	ended 30 June				Full Year

	2003 £m		2002 £m		2002 £m

UK and Europe Insurance Operations	174		337		524
M&G	38		34		71
Egg	(23)		1		(20)

UK and Europe Operations	189		372		575
US Operations	144		104		265
Prudential Asia	162		169		516
Other Income and Expenditure (including development expenses)	(98)		(102)		(223)

Operating profit from continuing operations before amortisation of goodwill and exceptional items	397		543		1,133
Amortisation of goodwill	(49)		(49)		(98)
Short-term fluctuations in investment returns	316		(661)		(1,406)
Effect of changes in economic assumptions	(487)		(22)		(467)
Profit on sale of UK general business operations	–		355		355

Profit (loss) on ordinary activities before tax (including actual investment returns)	177		166		(483)
Tax	(106)		34		329

Profit (loss) for the period before minority interests	71		200		(154)
Minority interests	5		1		9

Profit (loss) for the period after minority interests	76		201		(145)
Dividends	(106)		(178)		(519)

Retained (loss) profit for the period	(30)		23		(664)

Basic Earnings Per Share

Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £275m (£365m and £851m)	13.8	p	18.4	p	42.8	p
Adjustment for amortisation of goodwill	(2.5	)p	(2.5	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	11.7	p	(22.2	)p	(48.0	)p
Adjustment for post-tax effect of changes in economic assumptions	(19.2	)p	(0.9	)p	(14.4	)p
Adjustment for post-tax profit on sale of UK general business operations	–		17.3	p	17.2	p

Based on profit (loss) for the period after minority interests of £76m (£201m and £(145)m)	3.8	p	10.1	p	(7.3	)p

Average number of shares	1,995	m	1,986	m	1,988	m

Dividend Per Share	5.3	p	8.9	p	26.0	p

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Total Insurance and Investment New Business

Insurance Products and Investment Products
	Insurance Products		Investment Products		Total
	Half Year ended 30 June		Half Year ended 30 June		Half Year ended 30 June

	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m

UK and Europe Operations	2,301	3,041	2,016	2,441	4,317	5,482
US Operations	2,448	2,869	–	–	2,448	2,869
Prudential Asia	391	407	8,363	6,669	8,754	7,076

Group Total	5,140	6,317	10,379	9,110	15,519	15,427

Insurance Products – New Business Premiums
	Single			Regular			Annual Premium Equivalents

	Half Year	Half Year	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year	Full Year
	2003 £m	2002 £m	2002 £m	2003 £m	2002 £m	2002 £m	2003 £m	2002 £m	2002 £m

UK and Europe Insurance Operations
Direct distribution
Individual pensions	6	10	15	5	7	11	5	8	12
Corporate pensions	248	294	660	70	54	114	95	83	180
Life	7	37	59	2	2	4	3	6	10
Individual annuities	472	391	895	–	–	–	47	39	90
Department of Work and Pensions rebate business	280	195	215	–	–	–	28	19	22

Total	1,013	927	1,844	77	63	129	178	155	314

Intermediated distribution
Individual pensions	33	57	85	13	18	34	16	24	42
Corporate pensions	23	52	77	3	9	14	5	14	22
Life	441	1,350	2,190	17	8	18	61	143	237
Individual annuities	390	312	860	–	–	–	39	31	86
Bulk annuities	157	163	710	–	–	–	16	16	71
Department of Work and Pensions rebate business	60	45	90	–	–	–	6	5	9

Total	1,104	1,979	4,012	33	35	66	143	233	467

Partnerships
Life	41	–	–	–	–	–	4	–	–
Individual annuities	4	–	–	–	–	–	1	–	–

Total	45	–	–	–	–	–	5	–	–

Europe
Insurance products	29	27	42	–	10	25	3	13	30

Total UK and Europe Insurance Operations	2,191	2,933	5,898	110	108	220	329	401	811

US Operations
Fixed annuities	953	1,053	2,708	–	–	–	95	105	271
Equity linked indexed annuities	112	129	254	–	–	–	11	13	25
Variable annuities	910	484	1,363	–	–	–	91	49	136
Guaranteed Investment Contracts	186	282	292	–	–	–	19	28	29
GIC – Medium Term Notes	279	909	1,118	–	–	–	28	91	112
Life	–	–	–	8	12	22	8	12	22

Total	2,440	2,857	5,735	8	12	22	252	298	595

Prudential Asia	164	211	479	227	196	465	243	217	513

Group Total	4,795	6,001	12,112	345	316	707	824	916	1,919

Annual premium equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums. Single new business premiums include increments under existing group pension schemes and pensions vested into annuity contracts (at the annuity purchase price). Regular new business premiums are determined on an annualised basis.

Investment Products – Funds Under Management (FUM)
	FUM			Markets and	FUM
	1 Jan 2003	Gross Inflows	Redemptions	Other Movements	30 June 2003
	£m	£m	£m	£m	£m

UK and Europe Operations	20,284	2,016	(1,182)	1,212	22,330
Prudential Asia	5,232	8,363	(7,734)	26	5,887

Group Total	25,516	10,379	(8,916)	1,238	28,217

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Achieved Profits Basis Results

Operating Profit before Amortisation of Goodwill and Exceptional Items

Results Analysis by Business Area	Half Year
	ended 30 June		Full Year

	2003 £m	2002 £m	2002 £m

UK and Europe Operations
Insurance Operations:
New business	86	145	233
Business in force	88	192	307
UK re-engineering costs	–	–	(16)

Long-term business	174	337	524
Development expenses	–	(5)	(8)
M&G	38	34	71
Egg	(23)	1	(20)

Total	189	367	567

US Operations
New business	94	117	234
Business in force	41	(23)	17

Long-term business	135	94	251
Broker dealer and fund management	9	10	14

Total	144	104	265

Prudential Asia
New business	123	135	307
Business in force	39	34	209

Long-term business	162	169	516
Development expenses	(12)	(11)	(26)

Total	150	158	490

Other Income and Expenditure
Investment return and other income	12	12	3
Interest payable on core structural borrowings of shareholder financed operations	(67)	(67)	(130)
Corporate expenditure:
Group Head Office	(19)	(17)	(36)
Asia Regional Head Office	(12)	(14)	(26)

Total	(86)	(86)	(189)

Operating profit from continuing operations before amortisation of
goodwill and exceptional items	397	543	1,133

Analysed as profits (losses) from:
New business	303	397	774
Business in force	168	203	533

Long-term business	471	600	1,307
Prudential Asia and Prudential Europe development expenses	(12)	(16)	(34)
Other operating results	(62)	(41)	(124)
UK re-engineering costs	–	–	(16)

Total	397	543	1,133

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Summarised Consolidated Balance Sheet	Half Year
	ended 30 June		Full Year

	2003 £m	2002 £m	2002 £m

Total assets less liabilities, excluding insurance funds	131,830	131,158	126,325
Less insurance funds:
Technical provision (net of reinsurers’ share)	118,294	117,747	114,994
Fund for future appropriations	9,869	9,303	7,663
Less shareholders’ accrued interest in the long-term business	(3,434)	(3,945)	(3,528)

	124,729	123,105	119,129

Achieved profits basis net assets	7,101	8,053	7,196

Share capital	100	100	100
Share premium	550	541	550
Statutory basis retained profit	3,017	3,467	3,018
Additional achieved profits basis retained profit	3,434	3,945	3,528

Achieved profits basis capital and reserves	7,101	8,053	7,196

Movement in Shareholders’ Capital and Reserves	Half Year
	ended 30 June		Full Year

	2003 £m	2002 £m	2002 £m

Profit (loss) for the period after minority interests	76	201	(145)
Exchange movements	(86)	(139)	(330)
New share capital subscribed	21	19	40
Dividends	(106)	(178)	(519)

Net decrease in shareholders’ capital and reserves	(95)	(97)	(954)
Shareholders’ capital and reserves at beginning of period	7,196	8,150	8,150

Shareholders’ capital and reserves at end of period	7,101	8,053	7,196

Comprising

UK and Europe Operations:
Long-term business	3,107	3,538	3,026
M&G	347	354	382
Egg	353	382	369

	3,807	4,274	3,777
US Operations	2,705	2,637	2,732
Prudential Asia	1,342	1,153	1,407
Other operations (including central goodwill and borrowings)	(753)	(11)	(720)

	7,101	8,053	7,196

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Achieved Profits Basis Results continued

Basis of Preparation of Results
The achieved profits basis results have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 ‘Supplementary Reporting for long-term insurance business (the achieved profits method)’.

Under this guidance, the basis for setting long-term expected rates of return on investments and risk discount rates are, for countries with developed long-term fixed income securities markets, set by reference to period end rates of return on fixed income securities. This ‘active’ basis of assumption setting has been applied in preparing the results of the Group’s UK, European and US operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan and Korea and for US dollar denominated business written in Hong Kong.

For countries where long-term fixed income securities markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of long-term economic conditions. Except for the countries listed above, this basis is appropriate to the Group’s Asian operations.

The key economic assumptions are set out below:

	Half Year	Half Year	Full Year
	2003	2002	2002

UK and Europe Insurance Operations
Pre-tax expected long-term nominal rate of investment return:
UK equities	6.9%	7.5%	7.0%
Overseas equities	6.2% to 7.5%	7.5% to 7.8%	7.0% to 7.8%
Property	6.2%	7.5%	6.75%
Gilts	4.4%	5.0%	4.5%
Corporate bonds	5.4%	6.0%	5.5%
PAC with-profits fund assets
(applying the rates listed above to the investments held by the fund)	6.4%	7.1%	6.6%
Expected long-term rate of inflation	2.9%	2.6%	2.5%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	6.4%	7.1%	6.6%
Life business	5.6%	6.3%	5.7%
Risk margin included within the risk discount rate	2.6%	2.6%	2.6%
Risk discount rate	7.0%	7.7%	7.1%

US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders	1.75%	1.75%	1.75%
US 10 year treasury bond rate	3.5%	4.9%	3.9%
Risk margin included within the risk discount rate	3.1%	2.6%	3.1%
Risk discount rate	6.6%	7.5%	7.0%

Prudential Asia
Weighted pre-tax expected long-term nominal rate of investment return	7.2%	7.2%	7.1%
Weighted expected long-term rate of inflation	3.3%	3.0%	3.0%
Weighted risk discount rate	10.5%	9.9%	9.6%

The Prudential Asia weighted economic assumptions have been determined by weighting each country’s assumptions by reference to the achieved profits basis operating results for new business written in the relevant period.

Notes on the Unaudited Achieved Profits Basis Results
(1)	The achieved profits basis results for the 2003 and 2002 Half Years are unaudited. The results for the 2002 Full Year have been derived from the achieved profits basis supplement to the Company’s statutory accounts for that year. The supplement included an unqualified audit report from the auditors.

(2)	Under the achieved profits basis, the operating profit from new business represents the profitability of new long-term insurance business written in the period and the operating profit from business in force represents the profitability of business in force at the start of the period with, for Asia, the statutory basis results of non-insurance operations. These results are combined with the statutory basis results of the Group’s other operations including banking, mutual funds and other non-insurance investment management business. The effects of short-term fluctuations in investment returns and the impact of changes in economic assumptions on shareholders’ funds at the start of the reporting period are excluded from operating profit but included in total profit. In the directors’ opinion, the achieved profits basis results provide a more realistic reflection of the performance of the Group’s long-term business operations than results under the statutory basis.

(3)	The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

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Statutory Basis Results

	Half Year
	ended 30 June				Full Year
Summarised Consolidated Profit and Loss Account
	2003 £m		2002 £m		2002 £m

Continuing operations:
Long-term business gross premiums written (note 3)	7,301		8,326		16,669
Investment product contributions (note 4)	10,379		9,110		17,392

	17,680		17,436		34,061
Discontinued operations:
General business gross premiums written (note 5)	–		185		329

	17,680		17,621		34,390

Operating profit from continuing operations before amortisation of goodwill and exceptional items	172		317		432
Amortisation of goodwill	(49)		(49)		(98)
Short-term fluctuations in investment returns	72		(152)		(205)
Profit on sale of UK general business operations	–		355		355

Profit on ordinary activities before tax (including actual investment returns)	195		471		484
Tax (note 6)	(61)		(50)		(44)

Profit for the period before minority interests	134		421		440
Minority interests	5		1		9

Profit for the period after minority interests	139		422		449
Dividends (note 7)	(106)		(178)		(519)

Retained profit (loss) for the period	33		244		(70)

Basic Earnings Per Share

Based on operating profit after tax and related minority interests before amortisation of goodwill
and exceptional items of £125m (£227m and £314m)	6.3	p	11.4	p	15.8	p
Adjustment for amortisation of goodwill	(2.5	)p	(2.5	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns
(after related minority interests)	3.2	p	(5.0	)p	(5.5	)p
Adjustment for post-tax profit on sale of UK general business operations	–		17.3	p	17.2	p

Based on profit for the period after minority interests of £139m (£422m and £449m)	7.0	p	21.2	p	22.6	p

Average number of shares	1,995	m	1,986	m	1,988	m

Dividend Per Share	5.3	p	8.9	p	26.0	p

Prudential plc Interim Report 2003   15

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Statutory Basis Results continued

Operating Profit before Amortisation of Goodwill and Exceptional Items
	Half Year
	ended 30 June		Full Year
Results Analysis by Business Area
	2003 £m	2002 £m	2002 £m

UK and Europe Operations
UK and Europe Insurance Operations	133	213	355
M&G	38	34	71
Egg	(23)	1	(20)

Total	148	248	406

US Operations
Jackson National Life	77	140	139
Broker dealer and fund management	9	10	14

Total	86	150	153

Prudential Asia
Long-term business and investment products	36	16	88
Development expenses	(12)	(11)	(26)

Total	24	5	62

Other Income and Expenditure
Investment return and other income	12	12	3
Interest payable on core structural borrowings of shareholder financed operations	(67)	(67)	(130)
Corporate expenditure:
Group Head Office	(19)	(17)	(36)
Asia Regional Head Office	(12)	(14)	(26)

Total	(86)	(86)	(189)

Operating profit from continuing operations before amortisation of goodwill and
exceptional items	172	317	432

16   Prudential plc Interim Report 2003

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	Half Year
	ended 30 June		Full Year
Summarised Consolidated Balance Sheet
	2003 £m	2002 £m	2002 £m

Goodwill	1,555	1,637	1,604
Investments in respect of non-linked business:
Equities	31,145	36,722	30,007
Fixed income securities	66,689	61,220	63,200
Properties	10,788	10,376	10,766
Deposits with credit institutions	4,109	4,510	5,840
Other investments (principally mortgages and loans)	5,887	5,573	5,325

	118,618	118,401	115,138
Assets held to cover linked liabilities	17,498	16,918	15,763
Banking business assets	12,104	10,569	11,502
Deferred acquisition costs	3,214	3,222	3,218
Minority interests	(103)	(117)	(108)
Fund for future appropriations	(9,869)	(9,303)	(7,663)
Insurance technical provisions (net of reinsurers’ share):
UK and Europe Operations	(87,466)	(88,038)	(85,379)
US Operations	(24,859)	(24,278)	(24,074)
Prudential Asia	(5,969)	(5,431)	(5,541)

	(118,294)	(117,747)	(114,994)
Deferred tax	(680)	(1,564)	(696)
Debenture loans (note 8)	(3,154)	(2,329)	(2,293)
Other borrowings (note 8)	(2,736)	(1,945)	(2,080)
Banking business liabilities (note 9)	(11,150)	(9,843)	(10,784)
Obligations of Jackson National Life under funding and stocklending arrangements	(4,274)	(5,211)	(5,098)
Dividend payable	(106)	(178)	(341)
Other net assets	1,044	1,598	500

Total net assets	3,667	4,108	3,668

Shareholders’ Capital and Reserves

Share capital	100	100	100
Share premium	550	541	550
Statutory basis retained profit	3,017	3,467	3,018

Shareholders’ capital and reserves	3,667	4,108	3,668

Movement in Shareholders’ Capital and Reserves

Profit for the period after minority interests	139	422	449
Exchange movements	(55)	(105)	(252)
New share capital subscribed	21	19	40
Dividends	(106)	(178)	(519)

Net (decrease) increase in shareholders’ capital and reserves	(1)	158	(282)
Shareholders’ capital and reserves at beginning of period	3,668	3,950	3,950

Shareholders’ capital and reserves at end of period	3,667	4,108	3,668

Prudential plc Interim Report 2003   17

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Statutory Basis Results continued

	Half Year
	ended 30 June		Full Year
FRS1 Consolidated Cash Flow Statement
	2003 £m	2002 £m	2002 £m

Operations
Net cash inflow from operating activities#	55	61	31

Servicing of finance
Interest paid	(88)	(90)	(180)

Tax
Tax received	81	45	299

Acquisitions and disposals
Net cash inflow from:
Acquisition of subsidiary undertakings	–	–	(12)
Disposal of UK general business operations	–	353	353

Net cash inflow from acquisitions and disposals	–	353	341

Equity dividends
Equity dividends paid	(341)	(332)	(509)

Net cash (outflow) inflow before financing	(293)	37	(18)

Financing
Issue of borrowings	811	75	86
Reduction in credit facility utilised by investment subsidiaries managed by PPM America*	(141)	(39)	(165)
Issues of ordinary share capital	21	19	40

Net cash inflow (outflow) from financing	691	55	(39)

Net cash inflow (outflow) for the period	398	92	(57)

The net cash inflow (outflow) was invested (financed) as follows:
Net purchases (sales) of portfolio investments	9	(91)	(83)
Increase in cash and short-term deposits, net of overdrafts	389	183	26

	398	92	(57)

In accordance with FRS 1, this statement excludes the cash flows of long-term business funds.
*	The holders of the credit facility utilised by these investment subsidiaries do not have recourse beyond the assets of these subsidiaries.
#	The reconciliation from statutory basis operating profit to net cash inflow from operating activities is set out below:

	Half Year
	ended 30 June		Full Year

	2003 £m	2002 £m	2002 £m

Operating profit before amortisation of goodwill	172	317	432
Add back interest charged to operating profit†	91	91	190
Adjustments for non-cash items:
Tax on long-term business profits	(66)	(113)	(174)
Amounts retained in long-term business operations and Egg, timing differences and other items	(142)	(234)	(417)

Net cash inflow from operating activities (as shown above)	55	61	31

† This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg. Interest payable on long-term business with-profits fund borrowings and other trading activities has been excluded from this adjustment.

18   Prudential plc Interim Report 2003

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Notes on the Unaudited Statutory Basis Results
(1)	The statutory basis results for the 2003 and 2002 Half Years are unaudited. The 2003 Half Year results have been prepared using the same accounting policies as were used in the 2002 statutory accounts. The 2002 Full Year results have been derived from those accounts. The auditors have reported on the 2002 statutory accounts and they have been delivered to the Registrar of Companies. The auditors’ report was not qualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(2)	The long-term business profit of the UK Insurance Operations has been calculated assuming that the shareholder proportion of surplus allocated to shareholders from the with-profits business of The Prudential Assurance Company Limited remains at 10 per cent. Provision has been made for possible reductions in bonus rates arising from the fund valuation at 31 December 2003.

(3)	An analysis of long-term business gross premiums written is set out below:

	Half Year
	ended 30 June		Full Year

	2003 £m	2002 £m	2002 £m

UK and Europe Insurance Operations	3,803	4,423	8,675
Jackson National Life	2,604	3,048	6,098
Prudential Asia	894	855	1,896

Group Total	7,301	8,326	16,669

(4)	Investment product contributions for the 2003 Half Year include contributions relating to M&G’s institutional business. The figures for 2002 have been restated accordingly.

(5)	Following the sale of the UK general business operations, all gross premiums written in 2002 were reinsured.

(6)	The tax charge of £61m for the 2003 Half Year (2002 Half Year: £50m) comprises £28m (£38m) UK tax and £33m (£12m) overseas tax.

(7)	The interim dividend of 5.3p per share will be paid on 31 October 2003 to shareholders on the register at the close of business on 22 August 2003. A scrip dividend alternative will be offered to shareholders.

(8)	An analysis of borrowings is set out below:

	Half Year
	ended 30 June		Full Year

	2003 £m	2002 £m	2002 £m

Net core structural borrowings of shareholder financed operations	2,262	1,767	2,226
Add back holding company net cash and short-term investments	364	288	226

Core structural borrowings of shareholder financed operations	2,626	2,055	2,452
Commercial paper and other borrowings to support a short-term fixed
income securities reinvestment programme	1,184	1,428	1,241
Non-recourse borrowings of investment subsidiaries managed by PPM America	224	474	365
Egg debenture loans	451	202	202
UK Insurance Operations long-term business with-profits fund debenture loan	100	100	100
Obligations of Jackson National Life under sale and repurchase agreements	1,290	–	–
Other borrowings of shareholder financed operations	15	15	13

	5,890	4,274	4,373

This total is recorded in the statutory basis summarised consolidated balance sheet as:
Debenture loans	3,154	2,329	2,293
Other borrowings	2,736	1,945	2,080

	5,890	4,274	4,373

(9)	An analysis of banking business liabilities is set out below:

	Half Year
	ended 30 June		Full Year

	2003 £m	2002 £m	2002 £m

Egg	10,241	8,970	9,882
US Operations	909	873	902

	11,150	9,843	10,784

Comprising:
Banking deposit balances	7,967	8,335	8,666
Debt securities issued and other liabilities	3,183	1,508	2,118

	11,150	9,843	10,784

Prudential plc Interim Report 2003   19

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Independent Review Report by KPMG Audit Plc to Prudential plc

Introduction
We have been engaged by the Company to review the financial information set out on page 11 and pages 15 to 19 prepared on a modified statutory basis and the financial information set out on page 10 and pages 12 to 14 prepared on an achieved profits basis and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusion we have reached.

Directors’ Responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review Work Performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information, issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
London
28 July 2003

Shareholder Information

Financial Calendar

Ex-dividend date for 2003 interim dividend	20 August 2003

Payment of 2003 interim dividend	31 October 2003

Announcement of 2003 full year results	24 February 2004

Annual General Meeting	6 May 2004

Sharedealing Facilities

Stockbrokers Cazenove & Co. offer a postal sharedealing service to Prudential plc shareholders at competitive rates. For details telephone +44 (0)20 7155 5155 or write to 20 Moorgate, London EC2R 6DA.

20   Prudential plc Interim Report 2003

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How to Contact Us

Prudential plc
Laurence Pountney Hill
London EC4R 0HH
Tel: +44 (0)20 7220 7588
www.prudential.co.uk

David Clementi
Chairman

Jonathan Bloomer
Group Chief Executive

Philip Broadley
Group Finance Director

Geraldine Davies
Group Corporate Relations Director

Jane Kibbey
Group Human Resources Director

Peter Maynard
Group Legal Services Director & Company Secretary

Prudential UK & Europe Insurance Operations
3 Sheldon Square
London W2 6PR
Tel: +44 (0)20 7150 2000
Fax: +44 (0)20 7150 2100
www.pru.co.uk

Mark Wood
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: +44 (0)20 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Egg plc
1 Waterhouse Square
138–142 Holborn
London EC1N 2NA
Tel: +44 (0)20 7526 2500
Fax: +44 (0)20 7526 2665
www.egg.com

Paul Gratton
Chief Executive Officer

Jackson National Life
1 Corporate Way
Lansing
Michigan 48951
United States
Tel: 00 1 517 381 5500
www.jnl.com

Clark Manning
President & Chief Executive Officer

Prudential Corporation Asia
Suites 2910–14
Two Pacific Place
88 Queensway
Hong Kong
Tel: 00 852 2918 6300
Fax: 00 852 2525 7522
www.prudentialasia.com

Analyst Enquiries
Tel: +44 (0)20 7548 3537
Fax: +44 (0)20 7548 3699
E-mail: investor.relations@prudential.co.uk

Rebecca Burrows
Director of Investor Relations

Media Enquiries
Tel: +44 (0)20 7548 3721

Shareholder Enquiries
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 6000190
Fax: 0870 6003980
Textel: 0870 6003950 (for hard of hearing)

Prudential public limited company.
Incorporated and registered in England and Wales.

Registered office:
Laurence Pountney Hill,
London EC4R 0HH.
Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

The paper used in this report contains a minimum of 50% recycled fibre, with the balance from fully sustainable resources, and was bleached without using chlorine gas.

Designed and produced by CGI BrandSense. Printed by The Camgate Group.

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements.

Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

Prudential plc Registered office: Laurence Pountney Hill London EC4R 0HH United Kingdom www.prudential.co.uk

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 August 2003

PRUDENTIAL PUBLIC LIMITED COMPANY

Signed:	/s/ John Price
By:	John Price
Title:	Deputy Group Secretary